SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, March 2015
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Non-GAAP Profitability and Positive Cash Flow for the Fiscal 2015 Fourth Quarter
2	BlackBerry Supplemental Financial Information

Document 1

March 27, 2015
FOR IMMEDIATE RELEASE

BlackBerry Reports Non-GAAP Profitability and Positive Cash Flow for the Fiscal 2015 Fourth Quarter
Reports GAAP Profitability, Software Revenue Grows 24% Sequentially

Waterloo, ON  – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today reported financial results for the three months and fiscal year ended February 28, 2015 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Q4 Highlights

•	Normalized positive cash flow of $76 million in the quarter, reversing normalized cash use of ($784) million in Q4 FY14

•	Cash and investments balance of $3.27 billion at the end of the fiscal quarter, an increase of $608 million over Q4 FY14 and matching the highest balance in company history

•	Non-GAAP earnings of $0.04 per share, reversing a loss per share of ($0.08) in Q4 FY14

•	Non-GAAP operating income of $2 million reversing an operating loss of ($156) million in Q4 FY14

•	Non-GAAP gross margin of 48.3% and GAAP gross margin of 48.2%, with a third consecutive quarter of positive hardware gross margin

•	Software revenue of $67 million, a 20% increase over Q4 FY14

•	Announced a partnership with Google to support Android for Work

•	Launched the BlackBerry Classic in December, with support for the Classic and the previously-released Passport by major carriers, including Telus, Bell, Rogers, AT&T, Verizon, Vodafone and Orange

•	Completed the acquisition of Secusmart, a leader in high-security voice and text encryption

•	After the quarter at Mobile World Congress, announced the full-touch BlackBerry Leap and unveiled the upcoming BlackBerry device portfolio

•
Also at Mobile World Congress, announced the BlackBerry Experience Suite software portfolio that brings BlackBerry’s productivity, communication, collaboration and security across all smartphone and tablets running iOS®, Android™, and Windows®

•	Other product announcements at Mobile World Congress included BES 12 Cloud, integration of WorkLife and SecuSUITE with Samsung KNOX, and Vodafone Germany’s rollout of Secusmart technology

Q4 Results

Revenue for the fourth quarter of fiscal 2015 was approximately $660 million, including a negative $12 million impact from currency fluctuation. The revenue breakdown for the quarter was approximately 42% for hardware, 47% for services and 10% for software.  During the fourth quarter, the Company recognized hardware revenue on approximately 1.3 million BlackBerry smartphones. Approximately 1.6 million BlackBerry smartphones were sold through to end customers, with an ASP of $211 compared to $180 in the previous quarter.

Non-GAAP profit for the fourth quarter was $20 million, or $0.04 per share, compared to earnings of $0.01 per share last quarter. GAAP net income for the quarter was $28 million, or $0.05 per share. GAAP net income includes a non-cash charge associated with the change in the fair value of the debentures of $50 million (the “Q4 Fiscal 2015 Debentures Fair Value Adjustment”), investment income of $115 million related to the Rockstar sale (the “Rockstar Sale Adjustment”) and pre-tax charges of $58 million related to the restructuring program. The impact of these adjustments on GAAP net income and earnings per share is summarized in a table below.

Total cash, cash equivalents, short-term and long-term investments was $3.27 billion as of February 28, 2015. The cash balance increased $156 million in the fourth quarter, including net gains of $80 million related to acquisitions and divestitures during the quarter. Aggregate contractual obligations amounted to approximately $1.3 billion as at February 28, 2015, compared to $1.6 billion at the end of the third quarter. Purchase orders with contract manufacturers totaled approximately $394 million at the end of the fourth quarter, compared to $565 million at the end of the third quarter. Excluding the impact of foreign exchange, operating cash flow was $205 million with free cash flow (operating cash flow minus capital expenditures) of $189 million.

“Our focus this past year was on getting our financial house in order while creating a multi-year growth strategy and investing in our product portfolio. We now have a very good handle on our margins, and our product roadmaps have been well received,” said Executive Chairman and CEO John Chen. “The second half of our turnaround focuses on stabilization of revenue with sustainable profitability and cash generation.”

Outlook
The Company continues to anticipate positive free cash flow.

The Company is expanding its distribution capability, and expects traction from these efforts to manifest some time in fiscal 2016. The company continues to target sustainable non-GAAP profitability some time in fiscal 2016.

Reconciliation of GAAP gross margin, gross margin percentage, loss before income taxes, net income) and earnings per share to Non-GAAP gross margin, gross margin percentage, loss before income taxes, net income and earnings per share:
(United States dollars, in millions except per share data)

	For the three months ended February 28, 2015
	Gross margin	Gross margin %	Loss before income taxes	Net income	Earnings per share
As reported	$318	48.2%	$(1)	$28	$0.05
Adjustments:
CORE charges (1)	1	0.1%	58	57
Q4 Fiscal 2015 Debenture Fair Value Adjustment (2)	—	—%	50	50
Rockstar Sale Adjustment (3)	—	—%	(115)	(115)
Adjusted	$319	48.3%	$(8)	$20	$0.04

Note: Non-GAAP gross margin, gross margin percentage, loss before income taxes, non-GAAP net income and non-GAAP earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the fourth quarter of fiscal 2015, the Company incurred charges related to the restructuring program of approximately $58 million pre-tax, or $57 million after tax, of which $1 million were included in cost of sales, $6 million were included in research and development and $51 million were included in selling, marketing, and administration expenses.

(2)
During the fourth quarter of fiscal 2015, the Company recorded the Q4 Fiscal 2015 Debentures Fair Value Adjustment of approximately $50 million. This adjustment was presented on a separate line in the Statement of Operations.

(3)
During the fourth quarter of fiscal 2015, the Company recorded the Rockstar Sale Adjustment of approximately $115 million. This adjustment is included in investment income (loss), net in the Statement of Operations.

Fiscal 2015 Results

Revenue from continuing operations for the fiscal year ended February 28, 2015 was $3.3 billion. The Company's Non-GAAP loss from continuing operations for fiscal 2015 was $(45) million, or $(0.09) per share. The GAAP net loss from continuing operations was $(304) million, or $(0.58) per share. GAAP net loss from continuing operations includes the Rockstar Sale Adjustment of approximately $115 million (pre-tax and after-tax), the non-cash adjustments associated with the change in the fair value of the debentures of approximately $80 million (pre-tax and after tax) (the “Fiscal 2015 Debentures Fair Value Adjustment”) and pre-tax restructuring charges of approximately $322 million ($294 million after tax) related to the Company's CORE program. These charges and their related impacts on GAAP net loss from continuing operations and diluted loss per share from continuing operations are summarized in the table below.

Reconciliation of GAAP gross margin, gross margin percentage, loss from continuing operations before income taxes, loss from continuing operations and diluted loss per share from continuing operations to Non-GAAP gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before income taxes, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations:
(United States dollars, in millions except per share data)

	For the fiscal year ended February 28, 2015
	Gross Margin	Gross Margin %	Loss from continuing operations before income taxes	Loss from Continuing Operations	Diluted loss per share from continuing operations
As reported	$1,604	48.1%	$(385)	$(304)	$(0.58)
Adjustments:
CORE charges (1)	23	0.7%	322	294
Fiscal 2015 Debenture Fair Value Adjustment (2)	—	—%	80	80
Rockstar Sale Adjustment (3)	—	—%	(115)	(115)
Adjusted	$1,627	48.8%	$(98)	$(45)	(0.09)

Note: Non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP loss from continuing operations before tax, non-GAAP loss from continuing operations and non-GAAP diluted loss per share from continuing operations do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During fiscal 2015, the Company incurred charges related to the CORE program of approximately $322 million pre-tax, or $294 million after tax, of which $23 million were included in cost of sales, $70 million were included in research and development and $229 million were included in selling, marketing, and administration expenses.

(2)
During the fiscal 2015, the Company recorded non-cash adjustments associated with the change in the fair value of the Debentures of approximately $80 million. These adjustments were presented on a separate line in the Statements of Operations.

(3)
During the fourth quarter of fiscal 2015, the Company recorded the Rockstar Sale Adjustment of approximately $115 million. This adjustment is included in investment income (loss), net in the Statement of Operations.

Supplementary Geographic Revenue Breakdown

Blackberry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarter ended
	February 28, 2015		November 29, 2014		August 30, 2014		May 31, 2014		March 1, 2014
North America	$205	31.0%	$213	26.9%	$297	32.4%	$276	28.6%	$297	30.4%
Europe, Middle East and Africa	283	42.9%	366	46.1%	368	40.2%	414	42.9%	412	42.2%
Latin America	60	9.1%	84	10.6%	111	12.1%	125	12.9%	127	13.0%
Asia Pacific	112	17.0%	130	16.4%	140	15.3%	151	15.6%	140	14.4%
Total	$660	100.0%	$793	100.0%	$916	100.0%	$966	100.0%	$976	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-888-503-8168 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 10 am ET by dialing 1-647-436-0148 and entering pass code 8015758# or by clicking the link above. This replay will be available until midnight ET April 10th, 2015.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s ability to reach sustainable non-GAAP profitability some time in fiscal 2016 and expectations regarding its cash flow and revenue trend; BlackBerry’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives; anticipated demand for, and the timing of, new product and service offerings, and BlackBerry’s plans and expectations relating to its existing and new product and service offerings, including BES10, BES12, BlackBerry 10 smartphones, services related to BBM and the BlackBerry IoT Platform, including QNX software products; BlackBerry’s expectations regarding expanding its distribution capability and realizing the related benefits some time in fiscal 2016; BlackBerry’s expectations regarding the generation of revenue from its software, services and other technologies; BlackBerry’s anticipated levels of decline in service revenue in the first quarter of fiscal 2016; BlackBerry’s expectations for the average selling prices of its devices; BlackBerry’s expectations for operating expenses for the coming quarters; BlackBerry’s expectations regarding its non-GAAP earnings per share in fiscal 2016; BlackBerry's expectations with respect to the sufficiency of its financial resources and maintaining its strong cash position; BlackBerry’s estimates of purchase obligations and other contractual commitments; and assumptions and expectations described in BlackBerry’s critical accounting estimates and significant accounting policies.

The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of BlackBerry's Annual Information Form, and the following risks: BlackBerry’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the BES12 platform and deploy BlackBerry 10 smartphones; BlackBerry’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability or mitigate the impact of the decline in BlackBerry’s service access fees; BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, or to meet customer requirements, including risks related to new product introductions; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; intense competition, rapid change and significant strategic alliances within BlackBerry’s industry; risks related to sales to customers in highly regulated industries and governmental entities; BlackBerry’s ability to maintain its existing relationships with its carrier partners and distributors; security risks; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions; dependence on BlackBerry’s ability to attract new personnel and retain key personnel; BlackBerry’s increasing reliance on third-party manufacturers for certain products and its ability to manage its production and repair process, and risks related to BlackBerry changing manufacturers or reducing the number of manufacturers or suppliers it uses; BlackBerry’s reliance on its suppliers for functional components and risks relating to its supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; BlackBerry’s ability to maintain or increase its liquidity and service its debt and sustaining recent cost reductions; BlackBerry’s ability to address inventory and asset risk and the potential for additional charges related to its inventory and long-lived assets; risks related to BlackBerry’s significant indebtedness; risks related to acquisitions, divestitures, investments and other business initiatives; risks related to foreign operations, including fluctuations in foreign currencies, and collecting accounts receivables in jurisdictions with foreign currency controls; risks related to intellectual property rights; risks related to litigation, including litigation claims arising from BlackBerry’s disclosure practices; BlackBerry’s ability to supplement and manage its BlackBerry World applications catalogue; reliance on strategic alliances and relationships with third-party network infrastructure developers; potential defects and vulnerabilities in BlackBerry’s products; risks as a result of actions of activist shareholders; risks related to the collection, storage, transmission, use and disclosure of user and personal information; risks related to the failure of BlackBerry’s suppliers and other parties it does business with to use acceptable ethical business practices; risks related to government regulations, including regulations relating to encryption technology; costs and other burdens associated with recently adopted regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; risks related to tax liabilities; risks related to economic and geopolitical conditions; and difficulties in forecasting BlackBerry’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors” section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry family of related marks, images and symbols are the exclusive properties and trademarks of BlackBerry Limited. BlackBerry, BBM, QNX and related trademarks are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts)

Consolidated Statements of Operations

	For the three months ended			For the year ended
	February 28, 2015	November 29, 2014	March 1, 2014	February 28, 2015	March 1, 2014
Revenue	$660	$793	$976	$3,335	$6,813
Cost of sales	342	383	423	1,731	6,856
Gross margin	318	410	553	1,604	(43)
Gross margin %	48.2%	51.7%	56.7%	48.1%	(0.6)%
Operating expenses
Research and development	134	154	246	711	1,286
Selling, marketing and administration	172	171	355	938	2,103
Amortization	68	74	107	298	606
Impairment of long-lived assets	—	—	—	—	2,748
Debentures fair value adjustment	50	150	382	80	377
	424	549	1,090	2,027	7,120
Operating loss	(106)	(139)	(537)	(423)	(7,163)
Investment income (loss), net	105	(21)	(20)	38	(21)
Loss before income taxes	(1)	(160)	(557)	(385)	(7,184)
Recovery of income taxes	(29)	(12)	(134)	(81)	(1,311)
Net income (loss)	$28	$(148)	$(423)	$(304)	$(5,873)
Earnings (loss) per share
Total basic and diluted earnings (loss) per share	$0.05	$(0.28)	$(0.80)	$(0.58)	$(11.18)
Weighted-average number of common shares outstanding (000’s)
Basic	528,685	528,090	526,374	527,684	525,168
Diluted	543,556	528,090	526,374	527,684	525,168
Total common shares outstanding (000's)	528,802	528,511	526,552	528,802	526,552

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data)

Consolidated Balance Sheets

As at	February 28, 2015	March 1, 2014
Assets
Current
Cash and cash equivalents	$1,233	$1,579
Short-term investments	1,658	950
Accounts receivable, net	503	972
Other receivables	97	152
Inventories	122	244
Income taxes receivable	169	373
Other current assets	375	505
Deferred income tax asset	10	73
	4,167	4,848
Long-term investments	316	129
Restricted cash	59	—
Property, plant and equipment, net	556	1,136
Goodwill	76	—
Intangible assets, net	1,375	1,439
	$6,549	$7,552
Liabilities
Current
Accounts payable	$235	$474
Accrued liabilities	658	1,214
Deferred revenue	470	580
	1,363	2,268
Long-term debt	1,707	1,627
Deferred income tax liability	48	32
	3,118	3,927
Shareholders’ equity
Capital stock and additional paid-in capital	2,444	2,418
Treasury stock	—	(179)
Retained earnings	1,010	1,394
Accumulated other comprehensive loss	(23)	(8)
	3,431	3,625
	$6,549	$7,552

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data)

Consolidated Statements of Cash Flows

	For the year ended
	February 28, 2015	March 1, 2014
Cash flows from operating activities
Net loss	$(304)	$(5,873)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	694	1,270
Deferred income taxes	62	(149)
Stock-based compensation	50	68
Impairment of long-lived assets	—	2,748
Loss on disposal of property, plant and equipment	135	107
Debentures fair value adjustment	80	377
Other	37	34
Net changes in working capital items	59	1,259
Net cash provided by (used in) operating activities	813	(159)
Cash flows from investing activities
Acquisition of long-term investments	(802)	(229)
Proceeds on sale or maturity of long-term investments	515	284
Acquisition of property, plant and equipment	(87)	(283)
Proceeds on sale of property, plant and equipment	348	49
Acquisition of intangible assets	(421)	(1,080)
Business acquisitions, net of cash acquired	(119)	(7)
Acquisition of short-term investments	(2,949)	(1,699)
Proceeds on sale or maturity of short-term investments	2,342	1,925
Net cash used in investing activities	(1,173)	(1,040)
Cash flows from financing activities
Issuance of common shares	6	3
Excess tax benefit related to stock-based compensation	8	(13)
Sale (purchase) of treasury stock	61	(16)
Issuance of debt	—	1,250
Transfer to restricted cash	(59)	—
Net cash provided by financing activities	16	1,224
Effect of foreign exchange gain (loss) on cash and cash equivalents	(2)	5
Net increase (decrease) in cash and cash equivalents for the year	(346)	30
Cash and cash equivalents, beginning of year	1,579	1,549
Cash and cash equivalents, end of year	$1,233	$1,579

As at	February 28, 2015	November 29, 2014
Cash and cash equivalents	$1,233	$1,498
Short-term investments	1,658	1,273
Long-term investments	316	274
Restricted cash	59	65
	$3,266	$3,110

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15

Hardware	$2,181	$770	$476	$358	$3,785	$379	$417	$361	$274	$1,431
Service	794	724	632	548	2,698	519	424	368	309	1,620
Software	60	63	56	56	235	54	59	54	67	234
Other	36	16	29	14	95	14	16	10	10	50
Revenue	3,071	1,573	1,193	976	6,813	966	916	793	660	3,335
Cost of sales
Cost of sales	2,029	1,013	865	551	4,458	502	491	365	311	1,669
Inventory write-down	—	627	1,081	(92)	1,616	23	7	24	41	95
Supply commitment charges (recovery)	—	307	511	(36)	782	(10)	(7)	(6)	(10)	(33)
Total cost of sales	2,029	1,947	2,457	423	6,856	515	491	383	342	1,731
Gross margin	1,042	(374)	(1,264)	553	(43)	451	425	410	318	1,604
Operating expenses
Research and development	358	360	322	246	1,286	237	186	154	134	711
Selling, marketing and administration	673	527	548	355	2,103	400	195	171	172	938
Amortization	180	171	148	107	606	81	75	74	68	298
Impairment of long-lived assets	—	—	2,748	—	2,748	—	—	—	—	—
Debentures fair value adjustment	—	—	(5)	382	377	(287)	167	150	50	80
Total operating expenses	1,211	1,058	3,761	1,090	7,120	431	623	549	424	2,027
Operating income (loss)	(169)	(1,432)	(5,025)	(537)	(7,163)	20	(198)	(139)	(106)	(423)
Investment income (loss), net	5	(6)	—	(20)	(21)	(26)	(20)	(21)	105	38
Loss from continuing operations before income taxes	(164)	(1,438)	(5,025)	(557)	(7,184)	(6)	(218)	(160)	(1)	(385)
Income taxes (recovery)	(80)	(473)	(624)	(134)	(1,311)	(29)	(11)	(12)	(29)	(81)
Net income (loss)	$(84)	$(965)	$(4,401)	$(423)	$(5,873)	$23	$(207)	$(148)	$28	$(304)
Earnings (loss) per share
Basic earnings (loss) per share	$(0.16)	$(1.84)	$(8.37)	$(0.80)	$(11.18)	$0.04	$(0.39)	$(0.28)	$0.05	$(0.58)
Diluted earnings (loss) per share	$(0.16)	$(1.84)	$(8.37)	$(0.80)	$(11.18)	$(0.37)	$(0.39)	$(0.28)	$0.05	$(0.58)
Weighted-average number of common shares outstanding (000's)
Basic	524,160	524,481	525,656	526,374	525,168	526,742	527,218	528,090	528,685	527,684
Diluted	524,160	524,481	525,656	526,374	525,168	658,228	527,218	528,090	543,556	527,684

Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15
Rockstar sale adjustment	$—	$—	$—	$—	$—	$—	$—	$—	$(115)	$(115)
Debentures fair value adjustment	—	—	—	382	382	(287)	167	150	50	80
CORE program charges & strategic review	26	72	266	148	512	226	33	5	58	322
Inventory charges (recovery)	—	934	1,592	(149)	2,377	—	—	—	—	—
LLA impairment charge	—	—	2,748	—	2,748	—	—	—	—	—
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	$26	$1,006	$4,606	$381	$6,019	$(61)	$200	$155	$(7)	$287

Non-GAAP Adjustments (Three Months Ended, After-Tax)	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15
Rockstar sale adjustment	$—	$—	$—	$—	$—	$—	$—	$—	$(115)	$(115)
Debentures fair value adjustment	—	—	—	382	382	(287)	167	150	50	80
CORE program charges & strategic review	17	51	225	105	398	204	29	4	57	294
Inventory charges (recovery)	—	666	1,347	(106)	1,907	—	—	—		—
LLA impairment charge	—	—	2,475	—	2,475	—	—	—		—
Total Non-GAAP Adjustments (Three Months Ended, After-Tax)	$17	$717	$4,047	$381	$5,162	$(83)	$196	$154	$(8)	$259

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Income (Loss) and Non-GAAP Earnings (Loss) per Share	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15
GAAP Net Income (Loss)	$(84)	$(965)	$(4,401)	$(423)	$(5,873)	$23	$(207)	$(148)	$28	$(304)
Total Non-GAAP adjustments (three months ended, after-tax)	17	717	4,047	381	5,162	(83)	196	154	(8)	259
Non-GAAP Net Income (Loss)	$(67)	$(248)	$(354)	$(42)	$(711)	$(60)	$(11)	$6	$20	$(45)

Non-GAAP Earnings (loss) per Share	$(0.13)	$(0.47)	$(0.67)	$(0.08)	$(1.35)	$(0.11)	$(0.02)	$0.01	$0.04	$(0.09)

Shares outstanding for Non-GAAP Loss per share reconciliation	524,160	524,481	525,656	526,374	525,168	526,742	527,218	540,400	543,556	527,684

Adjusted loss before income taxes, adjusted net loss and adjusted loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Charge Details

	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15	Q3 FY15	FY15
Cost of sales	$—	$10	$76	$17	$103	$12	$10	$—	$1	$23
Research and development	10	8	37	21	76	41	19	4	6	70
Selling, marketing and administration	16	54	153	110	333	173	4	1	51	229
Total CORE Charges	$26	$72	$266	$148	$512	$226	$33	$5	$58	$322
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY14	Q2 FY14	Q3 FY14	Q4 FY14	FY14	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15
In cost of sales
Property, plant and equipment	$68	$66	$61	$16	$211	$27	$16	$14	16	$73
Intangible assets	151	120	102	80	453	83	80	82	78	323
Total in cost of sales	219	186	163	96	664	110	96	96	94	396

In operating expenses amortization
Property, plant and equipment	102	98	70	51	321	33	28	27	23	111
Intangible assets	78	73	78	56	285	48	47	47	45	187
Total in operating expenses amortization	180	171	148	107	606	81	75	74	68	298

Total amortization
Property, plant and equipment	170	164	131	67	532	60	44	41	39	184
Intangible assets	229	193	180	136	738	131	127	129	123	510
Total amortization	$399	$357	$311	$203	$1,270	$191	$171	$170	$162	$694

The information above is supplied to provide meaningful supplemental information regarding the Company's operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	March 27, 2015	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer